Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Sixth Session of the

Board of Supervisors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of the Company (the “Board of Supervisors”) was held on December 19, 2019 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 9, 2019. Out of the Company’s five supervisors, four supervisors attended the Meeting. Jia Yuzeng, Chairperson of the Board of Supervisors, and Luo Zhaohui, Han Bing and Cao Qingyang, supervisors of the Company, attended the Meeting in person. Song Ping, supervisor of the Company, was on leave for other business and authorized in writing, Cao Qingyang, supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the 2020 Work Plan of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 19, 2019